                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                            NEW YORK, N.Y. 10017-3954
                                 (212) 455-2000

                            FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS
(212) 455-2664                                                tcrider@stblaw.com


                                                September 21, 2004


      Re:   Schedules TO-T filed September 1, 2004 with respect to
            Tele Leste Celular Participacoes S.A. (File No. 5-79099),
            Tele Sudeste Celular Participacoes S.A. (File No. 5-59155) and Tele Centro Oeste Celular Participacoes S.A. (File No. 5-60699)


Chris B. Edwards
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Dear Mr. Edwards:

            On behalf of our clients Brasilcel N.V. ("Brasilcel"), Telesp Celular Participacoes S.A. ("TCP"), Portugal Telecom, SGPS, S.A. ("Portugal Telecom"), Telefonica Moviles, S.A. ("Telefonica Moviles") and PT Moveis, SGPS, S.A. ("PT Moveis"), set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated September 10, 2004, concerning the tender offer statements on Schedule TO-T filed by Brasilcel, Portugal Telecom, Telefonica Moviles and PT Moveis with respect to a portion of the common shares and preferred shares of Tele Leste Celular Participacoes S.A. ("Tele Leste") and Tele Sudeste Celular Participacoes S.A. ("Tele Sudeste") and the tender offer statement on Schedule TO-T filed by TCP, Brasilcel, Portugal Telecom, Telefonica Moviles and PT Moveis (collectively, the "Bidders") with respect to a portion of the preferred shares of Tele Centro Oeste Celular Participacoes S.A. ("TCO" and, together with Tele Leste and Tele Sudeste, the "Targets") on September 1, 2004.

GENERAL

Comment 1:        It appears that the bidders should have promptly filed an
                  amendment to their Schedule 13D when they determined to
                  acquire additional shares of target. See Rule 13d-2(a).
                  Nevertheless, our records indicate that the bidders have not filed an amendment to their Schedule 13D since June of 2003.
                  Please
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Chris B. Edwards                      -2-                     September 21, 2004

                  ensure that the bidders file an amended Schedule 13D immediately and disclose, at a minimum, the change to the information presented pursuant to Item 4 of Schedule 13D. Also have the parties provide written confirmation of their understanding that the filing of such amendment at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

Response:         The Bidders do not believe that they are required under the
                  Securities Exchange Act of 1934, as amended (the "Exchange
                  Act"), and the rules and regulations thereunder to file statements on Schedule 13D with respect to the securities of the Targets. Under Section 13 of the Exchange Act and Rule
                  13d-1 thereunder, a statement on Schedule 13D must be filed by any person who directly or indirectly acquires beneficial ownership of more than five percent of a class of any "equity security," as defined in Rule 13d-1. Rule 13d-1(i) defines
                  "equity security" as "any equity security of a class which is registered pursuant to Section 12 of [the Exchange Act], or any equity security of any insurance company which would have been required to be so registered except for the exemption contained in Section 12(g)(2)(G) of the [Exchange] Act, or any equity security issued by a closed-end investment company registered under the Investment Company Act of 1940; provided, such term shall not include securities of a class of non-voting securities."

                  The common shares (acoes ordinarias) of the Targets are not registered pursuant to Section 12 of the Exchange Act, and the Bidders therefore believe there is no obligation to file statements on Schedule 13D with respect to the common shares of the Targets. Further, the preferred shares (acoes preferenciais) of the Targets are non-voting securities, except in the limited circumstances specified in the bylaws of those companies and Brazilian corporate law, such as in the event of a failure to pay mandatory minimum dividends for three consecutive years.1 Therefore, the Bidders believe there is no obligation to file statements on Schedule 13D with respect to the preferred shares of the Targets.

                  Because they have previously filed statements on Schedule 13D with respect to the common shares and preferred shares of Tele Leste and Tele Sudeste, Telefonica, S.A. and Telefonica Moviles have advised us that they intend to amend those statements to state that, because the preferred shares are non-


--------
1 Under Brazilian corporate law and the bylaws of the Targets, the preferred shares of any of the Targets are entitled to voting rights in the event that the Target fails to pay the mandatory minimum dividends to which they are entitled for three consecutive years and only until the Target again pays mandatory minimum dividends. The Bidders have advised us that the preferred shares of the Targets do not currently have voting rights as a result of any failure to pay mandatory minimum dividends.

Chris B. Edwards                      -3-                    September 21, 2004

                  voting securities, they are not required to update the information provided on Schedule 13D with respect to such shares and that they do not intend to amend their existing statements further unless the preferred shares become voting securities (due to the non-payment of mandatory minimum dividends for three consecutive years) or an obligation to do so otherwise arises under the Exchange Act.

OFFER TO PURCHASE

Comment 2:        We note that security holders who wish to participate in the tender offers must "qualify" for the offers, whereby ADS holders must tender the ADSs to the receiving agent by 5:00 p.m. on October 1, 2004, and holders of common or preferred shares must ask the broker to tender their shares by 4:00 p.m.
                  on October 7, 2004. On a supplemental basis, explain the purpose underlying the qualification procedure and why the specific time periods are necessary to achieve that purpose.
                  Of particular concern to us is the requirement that ADS holders make their investment decision one week prior to the expiration date. In addition, provide your analysis for why the qualification deadline for ADS holders does not conflict with the equal treatment requirement of Rule 14d-10(a)(1). We may have further comment upon review of your response.

Response:         The qualification procedures described in the offers to
                  purchase are driven by the need to ensure that the brokers through which the tender offers will be effected will have received timely proof of the shareholder's identity before tendering shares on that shareholder's behalf in the applicable tender offer. As explained in Section 3 -
                  "Acceptance for Payment and Payment for Shares" of the offers to purchase, the common shares and preferred shares purchased in the tender offers will be purchased through separate auctions on the Sao Paulo Stock Exchange. Sale orders must be entered by brokers authorized to conduct trades on the Sao
                  Paulo Stock Exchange on behalf of shareholders who wish to tender their shares. A shareholder that does not have an account with an authorized broker must present the documentation listed in Section 4 - "Procedures for Accepting the Offer and Tendering Shares" to the broker in order to prove its identity and other matters. We have been advised that it is customary in Brazilian tender offers for bidders to set a deadline before the auction (in this case, 4:00 p.m., New York City time, on the day before the auctions) to ensure that brokers receive all necessary documentation before their deadline for submitting sales orders in the applicable auction.

                  Although the tender offers are only for shares, not American Depositary Shares ("ADSs") representing preferred shares of the Targets, there are two
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Chris B. Edwards                      -4-                     September 21, 2004

                  manners in which holders of ADSs may participate in the tender offers. First, as disclosed in Section 4 - "Procedures for Accepting the Offer and Tendering Shares - Direct Participation in the Tender Offer" and elsewhere in the offers to purchase, an ADS holder may surrender its ADSs, withdraw the underlying preferred shares from the ADS program and participate directly in the tender offer like other holders of preferred shares. In this case, the same deadlines apply to such holder as those that apply to any other holder of preferred shares.

                  Second, in order to facilitate participation in the tender offers by holders of ADSs, the Bidders have engaged The Bank of New York, as receiving agent, to receive tenders of ADSs and to submit a combined sales order through a broker in the auctions for the preferred shares underlying ADSs whose holders wish to participate in the tender offers in that manner. There is no separate tender offer for the ADSs of the Targets, and the Bidders were not obligated to employ the receiving agent. However, the Bidders wished to offer ADS holders a method of participating in the tender offer such that ADSs underlying preferred shares purchased in the auctions would be cancelled only after the applicable auction, thus potentially saving ADS holders the ADS cancellation fee with respect to ADSs representing preferred shares not purchased in the applicable auction because of any pro rata adjustment in the event of over-subscription of the tender offers. In addition, the use of the receiving agent obviates the need for any ADS holder who wishes to participate in the tender offer to obtain its own foreign investment registration in Brazil for the preferred shares withdrawn from the applicable ADS program.

                  ADS holders who wish to use the services of the receiving
                  agent contracted by the Bidders must qualify for the tender offers by 5:00 p.m., New York City time, on October 1, 2004. This earlier deadline is necessary because (1) the receiving agent needs one additional business day to collect tenders of ADSs, calculate the aggregate number of preferred shares underlying those ADSs and qualify with the broker it selects before 4:00 p.m., New York City time, on October 7, 2004 and
                  (2) three additional business days are needed to allow ADS holders to use customary guaranteed delivery procedures. In particular, with respect to the three additional business days needed to enable the use of guaranteed delivery procedures, we consulted with the New York Stock Exchange ("NYSE") on behalf of the Bidders as to whether we might forego the use of those procedures in order to allow a later deadline for ADS holders participating through the receiving agent. The NYSE advised us that it believed the use of guaranteed delivery procedures was customary in tender offers such as these and that it believed that the benefit to ADS holders of allowing the use of guaranteed delivery procedures outweighed any
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Chris B. Edwards                      -5-                     September 21, 2004

                  inconvenience caused by the consequent need to schedule the ADS qualification date three business days earlier than would otherwise be necessary.

                  The Bidders do not believe that the earlier ADS qualification date conflicts with the equal treatment provisions of Rule 14d-10(a)(1). First, the classes of securities subject to the tender offers for purposes of Rule 14d-10(a)(1) are the common shares and preferred shares of the Targets. There is no separate tender offer for the ADSs, and the use of the receiving agent is simply meant to facilitate participation by ADS holders with respect to the preferred shares underlying their ADSs. Second, ADS holders are not required to use the receiving agent in order to participate in the tender offers. As disclosed in the offers to purchase, they may surrender their ADSs, withdraw the underlying preferred shares from the ADS program and participate directly in the tender offer like other holders of preferred shares if they wish. However, if they believe that the benefits of using the receiving agent outweigh the potential inconvenience of the earlier deadline, they may choose to participate in the tender offer through the receiving agent.

Comment 3:        You disclose that withdrawals of ADSs must be received by the receiving agent by 5:00 p.m. on October 6, 2004, which is two business days prior to the expiration date. Please advise us of the reasons for this deadline and why it is not a limitation on withdrawal rights in violation of Rule
                  14d-7(a)(1).

Response:         As we have highlighted in the response to Comment 2, there are two manners in which such holders may participate in the tender offers. First, an ADS holder may surrender its ADSs, withdraw the underlying preferred shares from the ADS program and participate directly in the tender offer like other holders of preferred shares. In this case, the same withdrawal deadline applies to such holder as that that applies to any other holder of preferred shares. Second, the Bidders have engaged The Bank of New York, as receiving agent, to receive tenders of ADSs and to submit a combined sales order through a broker in the auctions for the preferred shares underlying
                  ADSs in order to facilitate participation in the tender offer by ADS holders who wish to participate in that manner. In the latter case, the Bidders were advised by the receiving agent that it needed one business day in order to collect requests for withdrawals of ADSs, calculate the aggregate number of preferred shares withdrawn and communicate the aggregate number of preferred shares subject to the sales order to be submitted to the Sao Paulo Stock Exchange by the broker selected by the receiving agent before 4:00 p.m., New York
                  City time, on October 7, 2004, which is the qualification date for participation in the tender offers by direct holders of preferred shares. The Bidders were also advised that if requests for withdrawal were received

Chris B. Edwards                      -6-                     September 21, 2004

                  after 5:00 p.m., New York City time, on October 6, 2004, the receiving agent could not assure the Bidders that it would have sufficient time to communicate the withdrawal request to its broker, and for the broker to withdraw the sales order for the underlying preferred shares, before the beginning of the applicable auction. The disclosure in the offers to purchase advises ADS holders, both in the Summary Term Sheet and in
                  Section 5 - "Withdrawal Rights," that any ADS holder that wishes to preserve its right to withdraw up until the expiration date must surrender its ADSs, withdraw the underlying preferred shares from the ADS program and participate directly in the tender offer like other holders of preferred shares.

                  The Bidders do not believe that the earlier deadline for withdrawals applicable to ADS holders participating in the tender offer through the receiving agent violates Rule 14d-7(a)(1). First, the classes of securities subject to the tender offers for purposes of Rule 14d-7(a)(1) are the common shares and preferred shares of the Targets. There is no separate tender offer for the ADSs, and the use of the receiving agent is simply meant to facilitate participation by ADS holders with respect to the preferred shares underlying their ADSs. Second, ADS holders are not required to use the receiving agent in order to participate in the tender offers but may surrender their ADSs, withdraw the underlying preferred shares from the ADS program and participate directly in the tender offer like other holders of preferred shares if they wish. The Bidders believe that the offers to purchase adequately disclose that ADS holders who wish to preserve the right to withdraw from the tender offers until the expiration date must participate directly in the tender offer in this manner like other holders of preferred shares.

SECTION 1 - TERMS OF THE TENDER OFFER

Comment 4:        Please clarify whether the ADS Qualification Date and the
                  Share Qualification Date will be extended if the Expiration
                  Date is extended.

Response:         Under Brazilian laws and regulations, the terms of the tender offers are irrevocable and cannot be changed after commencement, except, as disclosed in the last paragraph of
                  Section 6 - "Conditions to the Tender Offer" of the offers to purchase, in the event of a substantial and unforeseeable change in the facts and circumstances existing on the commencement date that materially increases the risks assumed by Brasilcel or TCP, as the case may be, in connection with the offer. If such an event were to occur, Brasilcel or TCP, as the case may be, would publish a Notice of Material Fact in Brazil clarifying whether the applicable tender offer was to continue, and on what terms and conditions, or whether the tender offer was terminated. If the tender offer were to continue, the Bidders have advised us that they would

Chris B. Edwards                      -7-                     September 21, 2004

                  extend not only the Expiration Date but also the ADS Qualification Date and the Share Qualification Date. The Bidders have revised Section 1 - "Terms of the Tender Offer; Expiration Date and Qualification Dates" accordingly.

Comment 5:        Clarify how you will comply with the Commission's policy that the offering period must be extended for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11,
                  1986).

Response:         As described in the response to Comment 4, if a substantial and unforeseeable change in the facts and circumstances existing on the commencement date were to occur that materially increased the risk assumed by Brasilcel or TCP, as the case may be, in connection with the offer, Brasilcel or TCP, as the case may be, would publish a Notice of Material
                  Fact in Brazil clarifying whether the applicable tender offer was to continue, and on what terms and conditions, or whether the tender offer was terminated. If the tender offer were to continue, the Bidders would extend the offer so at least five business days remained in the offer after the change and would similarly postpone the auctions to be held on the auction date. The Bidders would also file an amendment to the applicable tender offer statement on Schedule TO and would disseminate any material change in the information previously published, sent or given to security holders in accordance with Rules 14d-4(d) and 14d-6(c) under the Exchange Act.

                  If a material change were to occur that would not be deemed a material change under Brazilian laws and regulations, including, by way of example and without limitation, the waiver of a material condition, the Bidders would consult with the Brazilian Securities Commission and the Sao Paulo Stock Exchange and seek their informal guidance as to an extension of the offer and postponement of the auctions. If, after consulting with the Brazilian Securities Commission and the Sao Paulo Stock Exchange, the Bidders believed that the offer could not be extended without violating Brazilian laws and regulations but that they were required by Commission policy to extend the offer, the Bidders would likely conclude that, under Brazilian laws and regulations, this Commission requirement constituted a substantial and unforeseeable change in the facts and circumstances existing on the commencement date that would materially increase the risks assumed by Brasilcel or TCP, as the case may be. Such a substantial and unforeseeable change would enable the Bidders either to modify the terms and conditions of the offer as described in the preceding paragraph, including to extend the offer so at least five business days remained in the offer after the change, or to terminate the offer. As an alternative, the Bidders might instead

Chris B. Edwards                      -8-                     September 21, 2004

                  terminate the offer for failure to meet Condition 7 listed in
                  Section 6 - "Conditions to the Tender Offer" relating to the receipt of comments from the Commission that adversely affect or impede the consummation of the tender offer by Brasilcel or TCP, as the case may be.

Comment 6:        We note that the maximum number of shares to be acquired may be adjusted in the event of share dividends, share splits, reverse share splits or conversions. Please revise to indicate that at least ten business days will remain in the offer in the event the percentage of shares sought is revised as a result of the actions described in this section. Refer to Rule
                  14e-1(b).

Response:         The Bidders do not believe that the changes described in the paragraph cited by the Staff would increase or decrease the percentage of the class of securities being sought in the tender offer and therefore trigger the provisions of Rule
                  14e-1(b). As disclosed in the paragraph cited by the Staff, in the event of any such change, the maximum number of shares of each class to be purchased in the tender offer would be automatically adjusted in the same proportion. The Bidders therefore respectfully submit that no revision to the offers to purchase is necessary in this regard.

SECTION 3 - ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Comment 7:        Please clarify in this section that payment for accepted
                  shares will be made promptly after the Expiration Date. Please make a similar revision on page 20.

Response:         The Bidders have revised Section 3 - "Acceptance for Payment and Payment for Shares" and Section 5 - "Withdrawal Rights" as requested by the Staff.

SECTION 6 - CONDITIONS TO THE TENDER OFFER

Comment 8:        Please refer to the introductory paragraph of this section. It appears that you may delay payment while you are waiting for the enumerated conditions to be satisfied. Please note that payment may be delayed in anticipation of governmental regulatory approvals, not to effect compliance with the conditions to the offer, unless the offer has been extended.

Response:         The Bidders have revised the introductory paragraph to Section
                  6 - "Conditions to the Tender Offer" of the offers to purchase to remove the references to delays in payment.

Comment 9:        Your disclosure in the first paragraph also suggests that you may have the right to terminate the offer for reasons in addition to the occurrence of one of the events listed in this section. Please revise your document so security

Chris B. Edwards                      -9-                     September 21, 2004

                  holders can objectively verify all of the bases upon which you may terminate the offer.

Response:         We have been advised that, under Brazilian laws and
                  regulations, the only right to terminate the offer in addition to the occurrence of one of the numbered conditions listed in this section arises in the circumstances described in the last paragraph of Section 6 - "Conditions to the Tender Offer." The
                  Bidders have revised the introductory paragraph of this section accordingly.

Comment 10:       We note that you may waive the condition regarding SEC comment on the tender offer materials. Please tell us supplementally why your ability to waive interpretations of the staff is appropriate.

Response:         The Bidders have advised us that they would not waive an
                  interpretation of the Staff and that they agree that to do so would be inappropriate. If the Staff were to comment in a manner that adversely affected or impeded the consummation of the tender offers, the Bidders would either address the comment in a manner satisfactory to the Staff or exercise their right to terminate the tender offer pursuant to the condition.

Comment 11:       Please refer to the last paragraph of this section. Please tell us whether Brasilcel can terminate the offer after the Expiration Date pursuant to this paragraph.

Response:         We have been advised that, under Brazilian laws and
                  regulations, the Bidders may not terminate the offer after October 8, 2004, which is the scheduled Expiration Date, pursuant to the paragraph cited by the Staff. We have been advised that the Bidders may terminate the offer pursuant to the paragraph cited by the Staff until the respective beginnings of the auctions on that date. We note that holders preserve a legal right of withdrawal under Brazilian law until the respective beginnings of the auctions.

SECTION 7 - SOURCE AND AMOUNT OF FUNDS

Comment 12:       Please provide the disclosures regarding your financing
                  required by Item 1007(b) of Regulation M-A. For example, please disclose whether you have any alternative financing plans in the event the primary financing plans fall through.
                  Regarding the "financing arrangements with third parties," revise to provide all of the information required by Item
                  1007(d) of Regulation M-A relating to borrowed funds, such as the material terms and conditions to the financing and any plans to repay the loans. Finally, please file any relevant loan agreements as exhibits to the Schedule TO-T in accordance with Item 1016(b) of Regulation M-A.

Chris B. Edwards                      -10-                    September 21, 2004

Response:         Portugal Telecom and Telefonica Moviles have advised us that they intend to provide amounts to Brasilcel sufficient to fund the tender offers by Brasilcel through separate intercompany loans. They have advised us that these loans have not yet been signed but that they intend to amend the applicable tender offer statements on Schedule TO to describe the material terms of those loans and to file copies of such loans as exhibits to the applicable tender offer statements promptly after they have been signed.

                  In addition, Telefonica Moviles has advised us that it intends to obtain its portion of the funds to be provided to Brasilcel through an existing credit line with its wholly owned subsidiary Telefonica Moviles Espana, S.A. We have been advised that Telefonica Moviles Espana, S.A. intends to obtain the funds provided to Telefonica Moviles from cash on hand. The Bidders have revised Section 7 - "Source and Amounts of Funds" of the offers to purchase for Tele Sudeste and Tele Leste as requested by the Staff and have filed a copy of the line of credit agreement as an exhibit to the applicable tender offer statements on Schedule TO.

                  Portugal Telecom has advised us that it intends to obtain its portion of the funds to be provided to Brasilcel from cash on hand. The Bidders have revised Section 7 - "Source and Amounts of Funds" of the offers to purchase for Tele Sudeste and Tele Leste accordingly.

                  With respect to the tender offer by TCP, TCP has advised us that it has received a signed commitment letter from Banco ABN AMRO Real S.A. regarding bridge loan financing for the tender offer. The Bidders have revised Section 7 - "Source and Amounts of Funds" of the offer to purchase for TCO as requested by the Staff and have filed a copy of the commitment letter as an exhibit to the tender offer statement on Schedule TO. Further, the Bidders have advised us that TCP is evaluating its capital structure and considering its alternatives, including a possible capital increase through a preemptive rights offering if required to reduce its levels of indebtedness.

                  Finally, as requested by the Staff, the Bidders have revised
                  Section 7 - "Source and Amount of Funds" to state that no alternative financing plans have been developed in connection with the tender offers.

SECTION 8 - CERTAIN TAX CONSEQUENCES

Comment 13:       Investors are entitled to know about the material tax
                  consequences, and not just "certain tax consequences," concerning the tender offer. See Item 1004(a)(xii).
                  Accordingly, please revise the headings and disclosure in this section to clarify that the discussion summarizes the material tax consequences regarding the tender offer.

Chris B. Edwards                      -11-                    September 21, 2004

Response:         The Bidders have revised the offers to purchase as requested by the Staff.

SECTION 13 - EFFECTS OF THE TENDER OFFER ON THE MARKET FOR COMMON SHARES, PREFERRED SHARES AND ADSS

Comment 14:       We note your disclosure relating to your belief that the
                  offers will not cause the remaining ADSs to be delisted or the preferred shares to be eligible for deregistration under the Exchange Act. On a supplemental basis, explain the basis for your apparent determination that the tender offers will not cause any of the effects listed in Rule 13e-3(a)(3)(ii). In addition, confirm that the offers are not the first steps in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii).

Response:         The Bidders have advised us that, as of August 31, 2004, there were approximately 1,561,620 record holders of preferred shares of Tele Leste, approximately 1,701,517 record holders of preferred shares of Tele Sudeste and approximately
                  1,548,502 record holders of preferred shares of TCO. Although the Bidders do not have a final count of the number of U.S.
                  holders of preferred shares or ADSs, they believe these are significantly in excess of 300 holders. The Bidders have advised us that they therefore do not believe that tender offers will cause the number of holders of these preferred shares or ADSs to be less than 300 persons. In addition, the Bidders have advised us that the common shares of Tele Leste and Tele Sudeste, which are also subject to the tender offers, are not subject to Section 12(g) or Section 15(d) of the Exchange Act. Therefore, the Bidders do not believe that the tender offers will cause the effect listed in Rule
                  13e-3(a)(3)(ii)(A) under the Exchange Act.

                  ADSs representing preferred shares of Tele Leste, Tele Sudeste and TCO are currently listed on the NYSE. The Bidders have advised us that they have evaluated the distribution, numerical and price criteria set forth in Section 802.01 of the NYSE's Listed Company Manual and, on the basis of that evaluation, do not believe that the tender offers will cause the effect listed in Rule 13e-3(a)(3)(ii)(B) under the Exchange Act.

                  In addition, the Bidders have advised us that the tender offers are not the first steps in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii) under the Exchange Act.

                                      * * *

Chris B. Edwards                      -12-                    September 21, 2004


            Please do not hesitate to contact S. Todd Crider at (212) 455-2664 or John C. Ericson at (212) 455-3520 with any questions or comments.

                                        Very truly yours,

                                        /s/ S. Todd Crider

                                        S. Todd Crider